June 21, 2017

VIA EDGAR AND OVERNIGHT DELIVERY
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3720
Washington D.C. 20549
Re:     Bridgepoint Education, Inc.
Form 10-K for Fiscal Year Ended December 31, 2016
Filed March 7, 2017
Form 10-Q for Fiscal Quarter Ended March 31, 2017
Filed May 2, 2017
File No. 001-34272
Dear Mr. Spirgel:
Set forth below are the responses of Bridgepoint Education, Inc. (the “Company”) to the comment received from the staff of the Securities and Exchange Commission (the “Staff”) on June 16, 2017. The Staff’s comments relate to the Company’s Form 10-K for the fiscal year ended December 31, 2016 and the Company’s Form 10-Q for the fiscal quarter ended March 31, 2017. The numbers set forth below correspond to the numbered comments and headings on the letter from the Staff. For convenience, the text of the Staff’s comments appears in italics in each item below.
Form 10-K for Fiscal Year Ended December 31, 2016
Item 1. Business
Retention, page 10

1.
We note your response to comment 1 and your proposition to disclose the number of your graduates who responded to the survey questions concerning annual income. We believe that the number of those students, by itself, is not a meaningful measure for investors. Rather, to provide context to the assertion in your fourth quarter 2016 earnings conference call that based on alumni survey responses the average salary of certain alumni increased by 20% from the time of enrollment, we believe the percentage of your graduates who filled out the survey questions regarding annual income is most relevant. Please disclose that percentage in future filings, and confirm that you will include equally relevant disclosure in the future should you refer to

8620 Spectrum Center Blvd, San Diego, CA 92123

U.S. Securities and Exchange Commission
June 21, 2017

estimated salary or economic benefits to your alumni based on survey results, whether discussed in earnings conference calls or in your public filings.
Response:
The Company respectfully acknowledges the Staff’s comment and hereby confirms that in future filings the Company will disclose the percentage of graduates who filled out the corresponding survey questions with respect to estimated salary or economic benefits based on survey results discussed in the Company’s earnings calls or in its public filings.

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If the Staff should have any questions, or would like further information concerning any of the responses above, please do not hesitate to contact me at (858) 668-2586 ext. 11165 or Diane L. Thompson at (858) 668-2586 ext. 11121.
Sincerely,
/s/ Andrew S. Clark
Andrew S. Clark
President and Chief Executive Officer

cc:	Diane L. Thompson, Executive Vice President, Secretary and General Counsel, Bridgepoint Education, Inc.
Kevin Royal, Executive Vice President, Chief Financial Officer, Bridgepoint Education, Inc.
Matthew Mitchell, Senior Vice President and Deputy General Counsel, Bridgepoint Education, Inc.
Martin J. Waters, Wilson, Sonsini, Goodrich & Rosati, P.C.
Dan Horwood, Wilson, Sonsini, Goodrich & Rosati, P.C.

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